Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	(000’s)
Fixed charges
Interest expense on indebtedness	$365	$247	$531	$2,963	$3,289
Estimated interest expense within rental expense	1,263	1,725	1,196	1,131	1,084
Dividends on series A preferred stock	—	224	790	790	790

Total fixed charges	1,628	2,196	2,517	4,884	5,163
Earnings (loss)
Loss from continuing operations before income taxes	(56,142)	(66,042)	(68,751)	(74,104)	(51,881)
Add : Fixed charges per above	1,628	2,196	2,517	4,884	5,163
Less: Dividends on series A preferred stock	—	(224)	(790)	(790)	(790)

Loss, as adjusted	(54,515)	(64,070)	(67,024)	(70,010)	(47,508)

Coverage deficiency	$(56,142)	$(66,266)	$(69,541)	$(74,894)	$(52,671)